                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                SCHEDULE 14D-1/A

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)

                               (FINAL AMENDMENT)

                                      AND

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      ------------------------------------


                              ANGELES PARTNERS XII

                           (Name of Subject Company)

                         BROAD RIVER PROPERTIES, L.L.C.

                           INSIGNIA PROPERTIES, L.P.

                           INSIGNIA PROPERTIES TRUST

                         INSIGNIA FINANCIAL GROUP, INC.

                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST

                         (Title of Class of Securities)

                                      NONE

                     (Cusip Number of Class of Securities)

                      ------------------------------------


                                JEFFREY P. COHEN

                             SENIOR VICE PRESIDENT

                         INSIGNIA FINANCIAL GROUP, INC.

                          375 PARK AVENUE, SUITE 3401

                            NEW YORK, NEW YORK 10152

                                 (212) 750-6070

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.

                                 ROGERS & WELLS

                                200 PARK AVENUE

                            NEW YORK, NEW YORK 10166

                                 (212) 878-8000

                      ------------------------------------

----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                     14D-1/A AND 13D                                  Page 2

----------------------------------                                                     -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons

             S.S. or I.R.S. Identification Nos. of Above Persons

                                        BROAD RIVER PROPERTIES, L.L.C.

------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                                   (a) |_|

                                                                                                                   (b) |X|

------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only

------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                         AF

------------------------------------------------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(e) or 2(f)

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE

------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        9,801

------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        21.9%

------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        OO

========================================================================================================================






----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                     14D-1/A AND 13D                                  Page 3

----------------------------------                                                     -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons

             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA PROPERTIES, L.P.

------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                                   (a) |_|

                                                                                                                   (b) |X|

------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only

------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        WC

------------------------------------------------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(e) or 2(f)

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE

------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        9,801

------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        21.9%

------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        PN

========================================================================================================================








----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                     14D-1/A AND 13D                                  Page 4

----------------------------------                                                     -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons

             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA PROPERTIES TRUST

------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                                   (a) |_|

                                                                                                                   (b) |X|

------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only

------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE

------------------------------------------------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(e) or 2(f)

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        MARYLAND

------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        9,801

------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        21.9%

------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        OO

========================================================================================================================








----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                     14D-1/A AND 13D                                  Page 5

----------------------------------                                                     -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons

             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA FINANCIAL GROUP, INC.

------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                                   (a) |_|

                                                                                                                   (b) |X|

------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only

------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE

------------------------------------------------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(e) or 2(f)

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE

------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        9,801

------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        21.9%

------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        CO

========================================================================================================================








----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                     14D-1/A AND 13D                                  Page 6

----------------------------------                                                     -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons

             S.S. or I.R.S. Identification Nos. of Above Persons

                                        ANDREW L. FARKAS

------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                                   (a) |_|

                                                                                                                   (b) |X|

------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only

------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE

------------------------------------------------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(e) or 2(f)

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        UNITED STATES

------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        9,801

------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        21.9%

------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        IN

========================================================================================================================

                 AMENDMENT NO. 5 TO SCHEDULE 14D-1/SCHEDULE 13D

         This Amendment No. 5 constitutes (i) the final Amendment to the Tender Offer Statement on Schedule 14D-1 of Broad River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. ("Insignia"), originally filed with the Commission on April 14, 1998, as amended by Amendment No. 1 filed with the Commission on April 24, 1998, Amendment No. 2 filed with the Commission on May 11, 1998, Amendment No. 3 filed with the Commission on May 18, 1998 and Amendment No. 4 filed with the Commission on May 21, 1998 (the "Schedule 14D-1"); and (ii) the initial Statement on Schedule 13D of the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas (and together with the Schedule 14D-1, the "Schedules"). The Schedules relate to the tender offer of the Purchaser to purchase up to 18,500 of the outstanding units of limited partnership interest (the "Units") of Angeles Partners XII at a purchase price of $500 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 14, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) At 5:00 p.m., New York time, on Wednesday, May 20, 1998, the Offer expired pursuant to its terms. A total of 8,002 Units, representing approximately 17.9% of the outstanding Units, were validly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and the Depositary has mailed checks in payment of, all of those Units at the purchase price of $500 per Unit.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (z)(2) Agreement of Joint Filing, dated June 22, 1998, among the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 1998

BROAD RIVER PROPERTIES, L.L.C.             INSIGNIA FINANCIAL GROUP, INC.

By:    /s/ JEFFREY P. COHEN                By:   /s/ FRANK M. GARRISON
    --------------------------                 ----------------------------
      Jeffrey P. Cohen                          Frank M. Garrison
      Manager                                   Executive Managing Director

INSIGNIA PROPERTIES, L.P.                  SOLELY FOR PURPOSES OF, AND INSOFAR
                                           AS THIS FILING CONSTITUTES, THE

By:   Insignia Properties Trust,           STATEMENT ON SCHEDULE 13D
      its General Partner

By:    /s/ JEFFREY P. COHEN                 /s/ ANDREW L. FARKAS
    --------------------------                 ----------------------------
      Jeffrey P. Cohen                          ANDREW L. FARKAS
      Senior Vice President

INSIGNIA PROPERTIES TRUST

By:    /s/ JEFFREY P. COHEN
    --------------------------
      Jeffrey P. Cohen
      Senior Vice President


         KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints Jeffrey P. Cohen his true and lawful attorney-in-fact and agent to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting to such attorney-in-fact and agent full power and authority to do all such other acts and execute all such other documents as he may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming that such attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

 /s/ ANDREW L. FARKAS
--------------------------
Andrew L. Farkas
Dated:  June 22, 1998

                                 EXHIBIT INDEX

         EXHIBIT NO.                      DESCRIPTION

           (z)(2) Agreement of Joint Filing, dated June 22, 1998, among the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas.